
05058440

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.	**0001063292**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, June 16, 2005, Series 2005-SD2	**333-123741**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: Evey Ech
Name: Evelyn Echevarria
Title: Vice President

Dated: June 17, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

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* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Deal Inputs

Date	6/29/20005
Deal	Ace 2005 SD2

	ARM	FRM	Total
Cum. Default			
Cum. Loss			

	ARM	FRM	
Percentage Bal.	45.56%	54.44%	
Deal Balance	75,456,076.67	90,162,241.83	
WAC	7.57%	9.02%	
CLTV	84.81%	80.22	This is inclusive of all silent or piggyback seconds (Based on Current Balance and Original Appraisal)
Updated CLTV	84.91%	87.10	Current Balance and Updated BPOs used to Calculate this Value
Loan Balance	192,490	70,660	
Stated Document %	28.89%	7.49%	
DTI	42.66%	44.81	
IO %	24.06%	0.00%	
Second Lien %	0.00%	12.40%	
Silent Seconds %	25.78%	2.91%	
FICO	565	560	
1st Quartile	481	481	
2nd Quartile	527	523	
3rd Quartile	581	571	
4th Quartile	671	665	
Property Type	100.00%	100.00%	
Single Family %	80.92%	86.53%	
PUD %	4.50%	3.53%	
2-4 Unit %	9.23%	3.97%	
MH %	0.48%	4.20%	
Other	4.87%	1.77%	
Occupancy Type	100.00%	100.00%	
Owner Occupied	91.42%	95.56%	
2nd Home	2.86%	0.49%	
Investor Prop.	5.72%	3.95%	
Loan Purpose	100.00%	100.00%	
Purchase	38.62%	25.79%	
Cash-Out	53.49%	56.81%	
Rate-Reduction	7.89%	17.40%	